Exhibit 99.4

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2. Name of director

MR PETER ELLWOOD

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

PERSON NAMED ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

PERSON NAMED ABOVE

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

PERSON NAMED ABOVE

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PURCHASE

7. Number of shares / amount of stock acquired

4382

8. Percentage of issued class

0.00036%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

ORDINARY SHARES OF £1 EACH

12. Price per share

240.25p

13. Date of transaction

31 DECEMBER 2004

14. Date company informed

31 DECEMBER 2004

15. Total holding following this notification

25,241

16. Total percentage holding of issued class following this notification

0.00211%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

Mr Ellwood has elected to receive a proportion of his annual fee in the form of ICI Ordinary £1 Shares. The 4,382 ICI Shares referred to in this notification were purchased pursuant to this election.

24. Name of contact and telephone number for queries

ADAM WESTLEY, 020 7009 5052

25. Name and signature of authorised company official responsible for making this notification

ADAM WESTLEY, ASSISTANT COMPANY SECRETARY

Date of Notification

31 DECEMBER 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.